UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                       TELESPECTRUM WORLDWIDE INC.
                          (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.O1 PER SHARE
                    (Title of Class of Securities)

                           87951U 10 9
                          (CUSIP Number)

                         Bryan Overcash
                    Vice President of Finance
                           SOMAR, Inc.
                      118 South Main Street
                Salisbury, North Carolina  28144
                         (704) 647-6065
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          AUGUST 13, 1996
                  (Date of Event Which Requires Filing
                         of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [   ].

     Check the following box if a fee is being paid with the statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 2,007,340 shares, which constitutes approximately 8.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that at August 13, 1996 there were 23,200,000 shares outstanding.


                    (Continued on following pages)


CUSIP No. 87951U 10 9
_______________________________________________________________

     1) Names of Reporting Persons/S. S. or I. R. S. Identifi-cation Nos. of Above Persons:

                  SOMAR, Inc.
                  56-1535497

_______________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group
(See Instructions):
          (a) [ ]
          (b) [ ]
_______________________________________________________________

     3)   SEC Use Only:

_______________________________________________________________

     4)   SOURCE OF FUNDS*

          00
_______________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)       [ ]

_______________________________________________________________

     6)   Citizenship or Place of Organization:

                         North Carolina
_______________________________________________________________

Number of      (7)  Sole Voting Power:            2,007,340
Shares Bene-
ficially       (8)  Shared Voting Power:          0
Owned by
Each Report-   (9)  Sole Dispositive Power:       2,007,340
ing Person
With           (10)  Shared Dispositive Power:    0
_______________________________________________________________

     11)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
                              2,007,340
_______________________________________________________________

     12)   Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):         [ ]

_______________________________________________________________

     13)   Percent of Class Represented by Amount in Row 11:

                              8.7%
_______________________________________________________________

     14)   Type of Reporting Person (See Instructions):

                               CO
_______________________________________________________________



     Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this
Schedule 13D Statement dated August 23, 1996, relating to the Common Stock, par value $.01 per share, of TeleSpectrum Worldwide Inc.

Item 1.          SECURITY AND ISSUER.

     Title of class of securities: common stock, $.01 par value, per share, of TeleSpectrum Worldwide Inc. ("TeleSpectrum Common
Stock")

     Name and address of principal executive offices of Issuer:
TeleSpectrum Worldwide Inc., 443 South Gulph Road, King of
Prussia, Pennsylvania 19406 ("TeleSpectrum")

Item 2.          IDENTITY AND BACKGROUND.

     The name of the Reporting Person is SOMAR, Inc. ("SOMAR"), a North Carolina corporation. The address of SOMAR, Inc.'s principal business and principal office is: 118 South Main Street, Salisbury, North Carolina 28144. SOMAR's principal business has been telemarketing. As described in Item 3, substantially all of the assets and liabilities of SOMAR were acquired by TeleSpectrum in the Acquisition (as defined in Item
3) pursuant to which SOMAR received the shares of TeleSpectrum Common Stock to which this Schedule 13D relates. Accordingly, SOMAR no longer has telemarketing operations. SOMAR has not, during the last five years, been convicted in a criminal proceeding. SOMAR has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 13, 1996, and pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") by and among SOMAR, Richard W. Virtue, CRW Financial, Inc. and TeleSpectrum, dated as of April 26, 1996, as amended and restated as of May 21, 1996, TeleSpectrum acquired (the "Acquisition") substantially all of the assets (and assumed substantially all of the liabilities) of SOMAR for $25.0 million in cash, 2,207,340 shares of TeleSpectrum Common Stock (valued at $21.5 million), contingent payments, the grant of warrants (valued at $0.7 million) and the payment of certain of SOMAR's expenses. Of the 2,207,340 shares of TeleSpectrum Common Stock, 2,007,340 shares were issued to SOMAR and 200,000 shares were issued to Mr. Richard Virtue, SOMAR's Chairman and a principal shareholder of SOMAR.

     The contingent payment, if any, for 1996 (the "1996 Contingent Payment") is equal to 50% of the amount by which the earnings before interest and taxes ("EBIT") of TeleSpectrum's SOMAR division for 1996 exceed $4.3 million and is payable in cash. SOMAR's 1995 EBIT was $1.7 million. The contingent payment, if any, for 1997 (the "1997 Contingent Payment") is equal to the amount by which 1997 EBIT of TeleSpectrum's SOMAR division exceeds $17.3 million, multiplied by 5, less the bonus payment discussed below, not to exceed $45.0 million. The 1997 Contingent Payment is payable in TeleSpectrum Common Stock registrable upon demand by SOMAR. The number of shares to be issued in satisfaction of the 1997 Contingent Payment will be calculated by reference to the trading price of TeleSpectrum Common Stock at the time of the determination of the 1997 EBIT. In addition, TeleSpectrum will make a bonus payment to TeleSpectrum's SOMAR division, in an amount equal to 50% of the amount by which the 1997 EBIT exceeds $17.3 million, not to exceed $5.0 million. The bonus payment is payable in cash to the SOMAR division for the purpose of granting bonuses to employees of the SOMAR division (many of whom may be former employees of SOMAR), at the discretion of Mr. Gregory Alcorn, President of SOMAR who will become Chief Executive Officer of TeleSpectrum's SOMAR division.

     Also on August 13, 1996, TeleSpectrum completed an initial public offering (the "Initial Public Offering") of 10,620,000 shares of TeleSpectrum Common Stock pursuant to a Registration Statement (the "Registration Statement") on Form S-1 (Registration No. 333-04349) filed with the Securities and Exchange Commission on August 7, 1996, proceeds of which were used in part to fund the Acquisition and the acquisition of other businesses by TeleSpectrum which also were consummated on August 13, 1996.

     The warrants are exercisable for an aggregate of 210,000 shares of TeleSpectrum Common Stock and were granted to the following individuals: Mr. Alcorn (31,500 shares), Mr. Richard W. Virtue, Chairman and a principal shareholder of SOMAR (129,500 shares), Mr. James Carroll, Executive Vice President of SOMAR (17,500 shares), Mr. Kenneth Wiles, Chief Financial Officer of SOMAR (3,500 shares) and Mr. William B. Edge, a shareholder of SOMAR (28,000 shares). The warrants have an exercise price per share equal to the Initial Public Offering price. The warrants are immediately exercisable and will expire ten years from issuance. On August 13, 1996 TeleSpectrum also granted options under its 1996 Stock Incentive Plan to purchase an aggregate of 90,000 shares of TeleSpectrum Common Stock to certain employees of SOMAR, not including Messrs. Alcorn and Virtue, at an exercise price per share equal to the Initial Public Offering price, which options are subject to a three-year vesting period.

     TeleSpectrum has also reimbursed (or will reimburse) SOMAR for the fees and expenses incurred in connection with the audit of its financial statements for the years ended December 31, 1993 and 1994; one-half of the fee paid by SOMAR to The Robinson-Humphrey Company, Inc., not to exceed $400,000; one-half of all accounting fees, excluding those fees described above, incurred by SOMAR in connection with the Acquisition and the Initial Public Offering; and one-half of the legal fees incurred by SOMAR in connection with the Acquisition and the Initial Public Offering.

     As part of the Acquisition, all agreements, understandings and arrangements with certain entities which are under common control and ownership with SOMAR were amended so that all continuing obligations of TeleSpectrum's SOMAR division thereunder are no greater than they would be under agreements with unaffiliated third parties.

     Upon consummation of the Acquisition, Mr. Virtue entered into a consulting agreement with TeleSpectrum which provides for payments to Mr. Virtue of $150,000 per year during its three year term, and Mr. Alcorn entered into a four year employment agreement with TeleSpectrum at an annual salary of $195,000 plus an annual performance bonus of up to $195,000 based on the operating performance of the TeleSpectrum SOMAR division.

Item 4.        PURPOSE OF THE TRANSACTION.

  SOMAR acquired all of its shares of TeleSpectrum Common Stock in payment for the transfer of substantially all of its assets to TeleSpectrum in the Acquisition. While Mr. Richard W. Virtue, SOMAR's Chairman and a principal shareholder of SOMAR will be nominated to the Board of Director's of TeleSpectrum, and many of SOMAR's employees have been employed by TeleSpectrum, including Mr. Alcorn, SOMAR has no present plan or proposal with respect to the business, operations or capitalization of TeleSpectrum. SOMAR has no present plan or intention to acquire additional securities of TeleSpectrum (except as may be obtained under the 1997 Contingent Payment as described in Item 3) or to dispose of any shares of TeleSpectrum Common Stock, except that SOMAR may distribute some or all of the TeleSpectrum Common Stock to its shareholders.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) SOMAR beneficially owns 2,007,340 shares of TeleSpectrum Common Stock, or 8.7% of the number of shares outstanding on August 13, 1996 based upon the Registration
Statement.

     (b) SOMAR has sole power to vote and sole power to dispose of all 2,007,340 shares of TeleSpectrum Common Stock beneficially owned by it.

     (c) SOMAR's only transaction in Telespectrum Common Stock during the 60 days preceding the filing of this Schedule 13D was the acquisition of 2,007,304 shares in the consummation of the Acquisition as described in Item 3.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of TeleSpectrum Common Stock to which this
Schedule 13D relates.

Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

    Under the Asset Purchase Agreement, SOMAR and its shareholders were granted piggyback registration rights and, under certain circumstances, demand registration rights with respect to the shares of TeleSpectrum Common Stock which SOMAR received in the Acquisition. Also in the Asset Purchase Agreement, SOMAR and shareholders of SOMAR, agreed that for a period of 360 days after the date of effectiveness (the "Effective Date") of the Registration Statement, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any shares of TeleSpectrum Common Stock or any securities convertible into or exercisable or exchangeable for shares of TeleSpectrum Common Stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the TeleSpectrum Common Stock without the prior written consent of J.P. Morgan Securities Inc. SOMAR and such SOMAR shareholders also agreed not to exercise any registration rights within such 360 day period except for limited piggyback registration rights.

     Under the Asset Purchase Agreement, under certain circumstances, SOMAR also has a right to certain profits of TeleSpectrum in the form of the 1996 Contingent Payment and the 1997 Contingent Payment, as described in Item 3.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Asset Purchase Agreement by and among SOMAR, Inc., Richard
W. Virtue, CRW Financial, Inc. and TeleSpectrum Worldwide Inc., dated as of April 26, 1996 as amended and restated as of May 21, 1996, incorporated herein by reference to Exhibit 10.04 to TeleSpectrum Worldwide Inc.'s Registration Statement on Form S-1 (Reg. No. 333-04349)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               August 23, 1996


                          -s- KENNETH W. WILES
                                 (signature)

                                CFO-Secretary
                                 (name/title)